UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 27 October 2022, London UK

GSK provides update on ContRAst phase III programme for otilimab in the treatment of moderate to severe rheumatoid arthritis

GSK plc (LSE/NYSE: GSK) today provided an update on the ContRAst phase III programme for otilimab, an investigational monoclonal antibody targeting granulocyte-macrophage colony-stimulating factor (GM-CSF), in the potential treatment of moderate to severe rheumatoid arthritis (RA). The ContRAst phase IIl programme enrolled a broad range of difficult-to-treat patients who had an inadequate response to or could not tolerate available treatments.

ContRAst-1 and ContRAst-2 met their primary endpoints of a statistically significant ACR20[1] response versus placebo at week 12 in patients with inadequate response to methotrexate (ContRAst-1) and conventional synthetic or biologic disease modifying antirheumatic drugs (DMARDs) (ContRAst-2).

Data from ContRAst-3, the third trial in the programme, did not demonstrate statistical significance on the primary endpoint of ACR201 response versus placebo at week 12 in patients with inadequate response to biologic DMARDs and/or Janus Kinase inhibitors.

While the ContRAst-1 and ContRAst-2 trials met their primary endpoints, the efficacy demonstrated is unlikely to transform patient care for this difficult-to-treat patient population. Assessment of efficacy and safety data from the ContRAst programme is ongoing, however the limited efficacy demonstrated does not support a suitable benefit/risk profile for otilimab as a potential treatment for RA. As a result, GSK has decided not to progress with regulatory submissions. Full results from the ContRAst phase III programme will be submitted for publication in 2023.

About the ContRAst phase III programme

The ContRAst phase III programme was designed to compare the efficacy and safety of two doses of otilimab (90mg and 150mg subcutaneous weekly injection) with placebo, tofacitinib (5mg capsules twice daily) and sarilumab (200mg subcutaneous injection every other week), all in combination with methotrexate or conventional DMARDs. The primary endpoint for each trial (ContRAst-1, ContRAst-2 and ContRAst-3) was the proportion of patients achieving ACR20 at week 12 (versus placebo).

About RA

RA is a chronic, systemic inflammatory condition characterised by pain, joint swelling, stiffness, joint destruction and disability. It is estimated to affect 24.5 million people globally. [2] Despite the use of DMARDs, a substantial proportion of patients either fail to respond or have an inadequate response, indicating a need for more effective treatments with an alternative mechanism of action.

About otilimab

Otilimab (previously GSK3196165) is a fully human monoclonal antibody that inhibits granulocyte-macrophage colony-stimulating factor (GM-CSF), a protein that plays a central role in a broad range of immune-mediated diseases, including RA. GM-CSF acts on cells, including macrophages (an immune cell type that plays a key role in the inflammatory process), leading to inflammation, joint damage and pain. Otilimab neutralises the biological function of GM-CSF by blocking the interaction of GM-CSF with its cell surface receptor. Otilimab is not currently approved for use anywhere in the world.

GSK assumed exclusive worldwide responsibility of otilimab from MorphoSys AG in 2013 for all development and commercialisation activities in all therapeutic fields.

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q2 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

[1] ACR20 is defined by the American College of Rheumatology as a 20 percent improvement in both tender and swollen joint counts, plus three of the following: patient assessments of pain, global disease activity and physical function, physician global assessment of disease activity and acute phase reactant (high sensitivity c-reactive protein).
[2] GBD 2015 Disease and Injury Incidence and Prevalence, Collaborators. "Global, regional, and national incidence, prevalence, and years lived with disability for 310 diseases and injuries, 1990-2015: a systematic analysis for the Global Burden of Disease Study 2015". Lancet (2016). 388 (10053): 1545-1602.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 27, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc